SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 15 June 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland

Resolutions Passed at the Annual General Court

All of the resolutions proposed at the Annual General Court of the Bank held on 15 June 2011 were duly passed.

The Results of the voting on each resolution are as follows:

Resolution 1

To receive the Report and Accounts.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
1	2,632,912,366	99.94	1,464,811	0.06	4,305,112	2,634,377,177

Resolution 2

To receive the Report on Directors' Remuneration.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
2	2,633,197,150	99.83	4,430,045	0.17	1,069,681	2,637,627,195

Resolution 3

(i)	To elect Patrick Kennedy as a Director

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
3(i)	2,628,786,225	99.69	8,148,084	0.31	1,750,294	2,636,934,309

(ii) To re-elect the following Directors, by separate resolutions
(a) Pat Molloy
(b) Richie Boucher
(c) Rose Hynes
(d) Jerome Kennedy
(e) John O'Donovan
(f) Patrick O'Sullivan.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
(a)	2,615,121,628	99.16	22,150,550	0.84	1,363,753	2,637,272,178
(b)	2,619,920,224	99.35	17,167,224	0.65	1,613,648	2,637,087,448
(c)	2,625,753,216	99.60	10,673,348	0.40	2,245,644	2,636,426,564
(d)	2,625,755,659	99.59	10,836,723	0.41	2,061,344	2,636,592,382
(e)	2,594,056,395	98.37	42,912,828	1.63	1,706,902	2,636,969,223
(f)	2,578,656,446	97.79	58,160,236	2.21	1,807,939	2,636,816,682

Resolution 4

To authorise the Directors to determine the remuneration of the auditors.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
4	2,632,565,801	99.83	4,614,584	0.17	1,612,474	2,637,180,385

Resolution 5

To determine the re-issue price range for the treasury stock.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
5	2,628,534,148	99.69	8,222,830	0.31	1,949,689	2,636,756,978

Resolution 6

To maintain the existing authority to convene an EGM by 14 days' notice.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
6	2,576,935,013	97.71	60,310,512	2.29	1,512,738	2,637,245,525

Resolution 7

To renew the Directors' authority to issue Ordinary Stock on a non-pre-emptive basis for cash.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
7	2,626,816,999	99.62	10,077,549	0.38	1,890,715	2,636,894,548

Resolution 8

To renew the Directors' authority to issue Ordinary Stock on a non-pre-emptive basis other than for cash.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
8	2,370,381,955	89.89	266,526,020	10.11	1,850,284	2,636,907,975

Resolution 9

(i)	To reduce stock premium.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
9(i)	2,624,638,197	99.57	11,292,555	0.43	2,762,033	2,635,930,752

   (ii)      To authorise the Directors to determine the amount of stock premium.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
9(ii)	2,624,416,145	99.56	11,658,357	0.44	2,686,316	2,636,074,502

The "Vote Withheld" option is provided to enable abstention on any particular resolution. However, it should be noted that a "Vote Withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes "For" and "Against" a resolution.

The full text of each resolution was set out in the Governor's Letter to holders of Ordinary Stock and Notice of the Annual General Court which was posted to stockholders on 12 May 2011.

Copies of these resolutions have been forwarded to the Irish Stock Exchange and available for inspection at the following location:

Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland.
Tel: + 353 1 6174200

and on the following website:

http://www.hemscott.com/nsm.do

15 June 2011

For further information contact:
Helen Nolan, Group Secretary
Tel: + 353 76 6234710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 15 June 2011